June 23, 2006




Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Max A. Webb


RE:   ARRAN FUNDING LIMITED
      POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3 (THE "REGISTRATION STATEMENT") - FILE NO. 333-128502, 01 AND 02


Dear Mr. Webb:

Thank you for your letter dated June 8, 2006 setting forth the comments of the staff of the Securities and Exchange Commission to the post-effective amendment No. 1 to the Registration Statement on Form S-3 filed on May 15, 2006 in respect of notes to be offered from time to time by Arran Funding Limited, a public limited liability company incorporated in Jersey, Channel Islands.

      The  responses  to  the  staff's  comments  are  set  forth  below.   For
convenience, we have re-typed in italics the staff's comment preceding each response.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RBS Cards Securitisation Funding Limited, the depositor in this transaction, Arran Funding Limited, the issuing entity in respect of the Notes, and South Gyle Receivables Trustee, have timely filed all materials required to be filed with the Securities and Exchange Commission during such part of the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement on Form S-3 as they have been subject to the reporting requirements of Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, in respect of asset-backed securities of the same class as the notes to be offered pursuant to the Registration Statement.

The following are the CIK codes of the only entities affiliated with the depositor that have in the past offered notes of the same class as those to be offered pursuant to the Registration Statement:

Arran One Limited: 0001108833

Arran Two Limited: 0001124213

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

All material terms to be included in the finalized program-wide agreements will be disclosed in final Rule 424(b) prospectus and will be filed prior to the effectiveness of the Registration Statement, and all material terms to be included in finalized series-specific documents will be disclosed in Rule 424(b) prospectuses and will be filed as exhibits under the cover of a current report on Form 8-K, to be incorporated by reference into the Registration Statement.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Unqualified opinions covering the matters referred to in Items 601(b)(5)(i) and 601(b)(8) of Regulation S-K will be filed at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.


The disclosure requested by the staff has been added at page 50 of the base prospectus.


Registration Statement Cover Page

6. Please revise to indicate that Arran Funding Limited is the "issuing entity" with respect to the notes. Please also revise on the cover for your form of prospectus supplement provided as Appendix G and elsewhere as appropriate. See, for example, the second sentence of the second paragraph under "The issuing entity" on page 13 of the base prospectus.

The changes requested by the staff have been made.

7. Please also revise to indicate that RBS Card Securitisation Funding Limited is also the "issuing entity" with respect to the loan notes. Accordingly, please revise throughout the prospectus.

The changes requested by the staff have been made.

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

Base Prospectus

8. Please provide your analysis as to why you are not a series trust. We note statements like the following on page 66 of the base which raises the question: "The property of the receivables trust will be held by the receivables trustee on trust either on an undivided basis for all beneficiaries or on trust on a segregated basis for certain beneficiaries only as specified in a supplement...".


All receivables in the securitised pool are held on an undivided basis for the benefit of all beneficiaries by the same receivables trustee. All beneficiaries have rights in and to all securitised receivables under one receivables trust. On this basis we do not consider that there is a series trust. We refer to the sections "Issuance of New Series of Loan Notes and Notes" on pages 10 and 11, "The Receivables Trust" on page 15 and "The Receivables
Trust's Property" on pages 67 and 68 which underline the nature of the undivided beneficial interest of the loan note issuing entity as the investor beneficiary.

In respect of this undivided beneficial interest, the receivables trustee allocates monies to the investor beneficiary from time to time. During the operation of the receivables trust, these monies are then identified according to whether they represent interest, principal or other types of receivable (for example interchange) which are allocated between series while, more importantly, ineligible receivables are strictly separated from eligible receivables by ring-fencing ineligible receivables within a segregated trust exclusively for the benefit of the originators and not the investor beneficiary and hence investors. See in particular the amendments in the section entitled "The Receivables Trust Property" on page 67 and the existing statement "Each investor beneficiary and each originator beneficiary is beneficially entitled to an undivided interest in the pool of eligible receivables. The originator beneficiaries are beneficially entitled to the entire pool of ineligible receivables and are solely entitled to all collections on ineligible receivables" (page 68).


The Parties, page 13

The Arranger, page 13

9. Please revise to identify the "sponsor" of the transaction. Please refer to Item 1101(l) of Regulation AB.

The change requested by the staff has been made.

The issuing entity, page 13

10. We note that the "loan note issuer" appears to be the "depositor" for this transaction. Please revise to identify the party as the "depositor" throughout the document, as appropriate. Refer to Item 1101(e) of Regulation AB. We suggest that you use the terms provided by the Regulation wherever possible, which will assist investors in understanding your transaction.

The changes requested by the staff have been made.

The Receivables, page 14

11. Your summary should provide a brief discussion of the size and material characteristics of the asset pool. Please revise here or in an appropriate place in the prospectus supplement. Refer to Item 1103(a)(2) of Regulation AB.

Additional disclosure regarding the material characteristics of the receivables portfolio and its size has been added as requested by the staff.

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

The Receivables Trust, page 14

12. Please provide a brief summary of circumstances of when pool assets can otherwise be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

New disclosure has been added as requested by the staff.

Interest, page 18

13. We note that each note will accrue interest at either a fixed or floating rate, which will be specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

The terms and conditions of the notes only contemplate the use of floating interest rates based on LIBOR or EURIBOR and fixed interest rates in sterling. No notes will be issued with interest computed on the basis of an index of any nature.

Credit Enhancement, page 18

14. We note your disclosure that credit enhancement "will be described further in the relevant final terms." Please note that all forms of credit enhancement you contemplate must be described in the base prospectus. We also note your risk factor on the top of page 29. Please revise your base prospectus accordingly or advise. Please also revise your prospectus supplement to provide form of disclosure to indicate that you will provide all of the information as outlined in Item 1114 of Regulation AB. Refer to
    Item 1103(a)(3)(ix).


The disclosure has been revised in the places indicated by the staff. Please see revisions to pages 31 and 209 of the base prospectus contained in the new filing.


15. Furthermore, please provide in an appropriate place here or in the prospectus supplement, a brief summary of how losses not covered by enhancements or credit support will be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix).


The disclosure requested by the staff has been added at page 19 of the base prospectus.


Taxation, page 18

16. Please revise to summarize the federal income tax issues material to investors of each class of securities offered. Refer to Item 1103(a)(8) of Regulation AB.

The summary of tax considerations, erroneously placed after the Risk Factors section in the initial filing, has been moved to the summary section of the base prospectus in compliance with Item 1103(a)(8) of Regulation AB.

Series expense loan drawings, page 38

17. We note your disclosure here that the issuing entity will pay amounts due on the series expense loan from excess spread. Because the expense will be paid or will be payable out of the cash flows from the pool assets, please include them in your table on page 16. Refer to Item 1113(c) of Regulation AB.

The change requested by the staff has been made.

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


Account Origination, page 50

18. We note that additional accounts in the future may be "selected using eligibility criteria different from those used in selecting the designated accounts." Please revise to disclose that you will disclose any material changes to your pool selection criteria or procedures on Form 10-D or advise. Refer to Item 1121(a)(14) of Regulation AB.


The disclosure requested by the staff has been added at page 192 of the base prospectus.


Description of Swap Agreements, page 163

19. Please confirm that in any case, a swap agreement will not be based on anything other than an index for interest or currency or tell us how the agreement would meet the definition of an asset backed security.

The only swap agreements that may be entered into in connection with a class or series of notes will be interest swap agreements and foreign exchange swap agreements.

APPENDIX G PAGE 201

Final Terms, page 201

20. We note you identify the asset type on the cover of the base prospectus. Please revise to identify the asset type on the cover page of the prospectus supplement. Refer to Item 1102(c) of Regulation AB.

The change requested by the staff has been made.

Important Notices, page 202

21. Please refer to the fifth paragraph and delete the first sentence. Please note that a disclaimer for material information made by an underwriter or their affiliates is inappropriate.

The change requested by the staff has been made.

Transaction Features, page 206

22. We note that if the terms in the prospectus supplement "differ" from the terms in the base prospectus, the terms in the prospectus supplement will apply. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

The text referred to by the staff in this comment has been revised.

23. Please revise to provide a brief summary of the flow of funds, payment priorities and allocations among the classes of securities, offered and not offered, as applicable in the prospectus supplement. We note your disclosure on page 16 of the base prospectus. Refer to Item 1103(a)(3)(vi) of Regulation AB.


New disclosure has been added at pages 209 and 210 as requested by the staff.


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


Bank Portfolio Information, page 212

24. We note your table disclosing yield information for the bank portfolio, but could not locate similar disclosure for the asset pool only. Please advise or revise. Refer to Item 1111(b)(8)(iv) of Regulation AB.


Although the receivables trust has been in existence since 2000, the composition of the securitized portfolio changed substantially as a result of the transfer of receivables from RBS and NatWest that took place in October, 2005. Because of this substantial change, the sponsor believes that information regarding the historic yield of the securitized portfolio for the years covered on page 212 with respect to the bank portfolio would be misleading. Instead, the disclosure on page 220 has been amended to disclose, in response to Item 1111(b)(8)(iv) of Regulation AB, the yield of the securitized portfolio since it was re-constituted in October, 2005.


Receivables Information, page 216

General

25. We could not locate disclosure for the asset pool related to balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please advise or revise. Refer to Item 1111(b)(8)(vii) of Regulation AB.


Please refer to the disclosure under "The Receivables-Reductions in Receivables, Early Collections and Credit Adjustments" at page 61 of the base prospectus.


26. We note on page 50 of the base prospectus that you utilize a credit scoring system and that you continually evaluate an account holder's credit behavior using an account management system. Please revise your disclosure here to provide information which will help investors have the same understanding about the credit behavior of the account holders which they would have had if you had used standardized credit scores. We are not requesting proprietary information.


Additional disclosure has been included at page 221 of the form of prospectus supplement as requested by the staff.


Composition by Period of Delinquency, page 217

27. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction 5.(a)(ii) of Form S-3 and
    Item 1101(d) of Regulation AB.


The sponsor and originators have confirmed that delinquent assets (as defined in Item 1101(d) of Regulation AB) will not constitute 20% or more, as measured by sterling volume, of the asset pool as of the measurement date determined as provided in Instruction 1 to Item 1101(c) of Regulation AB.


28. We note your disclosure on page 53 of the base prospectus that an account is charged-off "on the 12th day of the first month in which such account is 365 days delinquent." Please note that at minimum, delinquency information should be presented through charge-off by number of accounts as well as by dollar amounts. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b. of Item 1101(c).


The form of table headed "Composition by Period of Delinquency - Securitised Portfolio" on page 223 in the form of prospectus supplement has been amended to reflect information by delinquency category in 30-day increments through charge-off, as requested by the staff.


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

Signatures, page W-9

29. Please revise the signature page to indicate that Arran Funding Limited is the "issuing entity" of the notes, not the issuer.

The change requested by the staff has been made.

Signatures, page W-11

30. Please revise the signature page to indicate that RBS Cards Securitisation Funding Limited is the "depositor" and also the "issuing entity" with respect to the loan notes.

The change requested by the staff has been made.

PART II

Item 16, Exhibits

31. We note that you have incorporated your tax and legal opinions from another filing. Please note that tax and legal opinions will need to be filed prior to effectiveness. Please refer to footnote 133 of the Regulation AB adopting release.

Appropriate tax and legal opinions will be filed prior to the effectiveness of the Registration Statement.

Exhibit 4.10

32. Please refer to section 2.4.2. We could not locate the definition of the term "Servicing Criteria" within the agreement. Please advise or revise. We note your disclosure on page 78 of the base prospectus that the assessment of compliance will be based on "all applicable servicing criteria set forth in relevant SEC regulations..."

The exhibit has been amended to correct the deficiency identified by the staff and is being re-filed.

                                   * * * * *

      Please feel free to contact Lewis Cohen at (212) 878-3144 or Byron Hing at
(212) 878-3213 with any questions or comments you may have regarding this matter.

                                    Regards,


                             /s/ Lewis Rinaudo Cohen




cc:Rolaine Bancroft
   Dan McGarvey
   Steve Thierbach





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